UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2010

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated February 23, 2010.

Exhibit 99.1

Golar LNG Limited - 4th quarter 2009 results release and presentation

Golar's 4th Quarter 2009 results will be released on Friday, February 26 2009. In connection with this a webcast presentation will be held at 2.45 P.M (London Time) on Friday, February 26, 2009. This will be followed by Q&A session. The presentation will be available to download from the Investor Relations section at www.golarlng.com

This webcast will be immediately followed by Golar LNG Energy Limited's 4th Quarter results presentation and Q&A session. Participants will be able to join this webcast by remaining on the call or by dialing-in to the following details:

a. Webcast

Go to the Investor Relations section at www.golarlng.com and click on the link to "Webcast". To listen to the conference call from the web, you need to have installed Windows Media Player, and you need to have a sound card on your computer.

b. Teleconference

Call-in numbers:
Norway Free call 800 51069
International call +44 20 7806 1956
UK Free call 0800 028 1277
USA Free call 1888 935 4577

The participants will be asked for their name and conference ID. The Golar conference ID is 3136884

There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the Q&A session.

Please download the presentation material from www.golarlng.com (Investor Relations) to view it while listening to the conference.

If you are not able to participate at the time of the call, you can either listen to a replay of the conference call on www.golarlng.com (Investor Relations), or listen to a playback by dialing:

International call +44 20 7111 1244
UK Free call 0800 358 7735
USA Free call 1866 932 5017
Norway Free call +47 2100 0498
- followed by replay access number 3136884#

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: February 23, 2010	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer